December 16, 2022	Adam W. Finerman direct dial: 212.589.4233 afinerman@bakerlaw.com

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Registration Statement on Form S-3

Filed November 9, 2022

File No. 333-268275

Dear Sir/Madam:

On behalf of P10, Inc., a Delaware corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated December 1, 2022 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-3, File No. 333-268275, filed with the Commission on November 9, 2022 (the “Registration Statement”). The Company has filed herewith Amendment No. 1 to the Registration Statement.

The headings and numbered paragraphs of this Response Letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italicized print. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Division of Corporation Finance

December 16, 2022

Registration Statement on Form S-3

Selling Securityholder, page 25

1.

We note your disclosure on the cover page that this prospectus provides a general description of the securities that the company or any selling securityholders may offer from time to time. We further note the disclosure here that information about selling securityholders, as applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings you make with the SEC under the Exchange Act that are incorporated by reference. Please revise to describe the initial offering transaction under which the securities the selling securityholders are offering were originally sold. Please also clarify that the initial offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form S-3. Refer to Rule 430B(b)(2) under the Securities Act and Compliance and Disclosure Interpretation 228.03 on the Securities Act Rules. Please also disclose the aggregate number of shares being registered for resale here and on the cover page. Refer to Item 501(b)(2) of Regulation SK and Compliance and Disclosure Interpretation 228.04 on the Securities Act Rules.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the cover page of the prospectus and the section entitled “Selling Securityholders” to describe the transactions in which the selling stockholders received the securities that the selling stockholders may sell pursuant to the Registration Statement. The revised disclosure includes the following description of the completed transactions in which the selling stockholders received the securities:

In connection with and as consideration for the following completed acquisitions, the selling stockholders received shares of Class B Common Stock convertible to Class A Common Stock, Restricted Stock Units to be settled in shares of Class B Common Stock and/or membership interests in a subsidiary of the Company that are convertible to shares of Class A Common Stock:

•	the acquisition of RCP Advisors in October 2017 and January 2018;

•	the acquisition of Five Points in April 2020;

•	the acquisition of TrueBridge in October 2020;

•	the acquisition of Enhanced in December 2020;

•	the acquisition of Hark in September 2021;

•	the acquisition of Bonaccord in September 2021; and

•	the acquisition of WTI in October 2022.

Division of Corporation Finance

December 16, 2022

Each of the transactions described above has closed and the applicable securities have been issued. The shares of Class A common stock registered for resale under the Registration Statement will be issued on conversion of convertible securities or settlement of outstanding RSUs. General Instruction I.B.3 of Form S-3 applies to transactions involving secondary offerings and covers the registration of outstanding securities, including convertible securities, for the account of any person other than the issuer. In Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretations, the Commission stated that where a company had privately placed convertible securities in reliance on the exemption provided by Section 4(2), and the securities were convertible into common stock, the company could use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities. In accordance with the Commission’s guidance set forth in Question 139.10, the Company believes that it may use the Registration Statement on Form S-3 to register the resale of Class B common stock prior to its issuance for each of the selling stockholders.

In response to the Staff’s comment, the Company has also amended the cover page of the prospectus and the section entitled “Selling Securityholders” to disclose the aggregate number of shares being registered for resale. The Company has updated the Fee Table to conform.

We believe we have been responsive to the Staff’s comments. Please direct any questions concerning this letter to the undersigned at (212) 589-4233 or (afinerman@bakerlaw.com).

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

Partner